First Pulaski National Corporation
206 South First Street
Pulaski, Tennessee 38478

September 21, 2012

Via EDGAR and Federal Express

Mr. Nicholas P. Panos
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, DC 20549-0303

Re: First Pulaski National Corporation
Schedule 13E-3 filed August 15, 2012
File No. 005-86952
Schedule 14A filed August 15, 2012
File No. 000-10974

Dear Mr. Panos:

        Please find below the responses of First Pulaski National Corporation (the "Company") to the comments issued by the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the Staff's letter (the "Comment Letter") dated September 4, 2012, concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Transaction Statement on Schedule 13E−3 of the Company under the Exchange Act, in each case filed by the Company on August 15, 2012. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose for your convenience additional copies of the revised preliminary Proxy Statement (the "Proxy Statement") and Amendment No. 1 to the Schedule 13E−3 (the "Transaction Statement"), which are being filed with the Commission today, both clean and marked to show changes from the initial versions filed on August 15, 2012. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.

Schedule 14A

Summary Terms of the Reclassification Transaction

  Please provide us with a brief analysis of the availability of the exemption under the Securities Act of 1933 upon which First Pulaski is apparently relying in order to offer the Class A stock in exchange for the common stock.

  RESPONSE: The Company intends to issue the shares of Class A stock without registration under the Securities Act of 1933 in reliance on an exemption under Section 3(a)(9) of the Securities Act of 1933, as amended, for the exchange by a company of any security with its existing shareholders exclusively, where no commission or other remuneration is paid or given directly or indirectly for soliciting the exchange. If the proposed reclassification transaction is approved by the requisite vote of the Company's shareholders, the Company will only issue shares of the newly created Class A stock to those of its existing shareholders of record that own less than 201 shares of its common stock. The Company will not, in connection with the proposed reclassification transaction, issue shares of its Class A stock to any person that is not already a shareholder of the Company. Furthermore, the Company is not paying any commission or other remuneration to any person directly or indirectly in connection with its solicitation of the exchange of the shares of common stock for shares of Class A stock contemplated in the proposed reclassification transaction. The Proxy Statement has been revised to disclose the exemption upon which the Company is relying.

  Please revise the description of the vote required to approve the charter amendment to specify whether the affirmative vote of the record holders or the beneficial holders represents the requisite threshold necessary to facilitate the reclassification transaction.

  RESPONSE: In accordance with state law and the Company's charter and bylaws, the vote required to approve the charter amendment is the affirmative vote of the record holders of a majority of the Company's outstanding common voting stock as of the record date. The Proxy Statement will be mailed only to shareholders of record of the Company's common stock. To the extent beneficial owners of the Company's common stock would like to vote on the charter amendment, they must follow the procedures provided by their broker, nominee or agent regarding the voting of shares. The disclosure on pages 3, 8, 24, 48 and 49 of the Proxy Statement has been revised in accordance with the Staff's comment to more clearly explain that the required vote is a vote of the record holders. Furthermore, the Proxy Statement has been revised to more clearly explain the manner in which beneficial owners of the Company's common stock may instruct the record holders of the owners' shares how the beneficial owner would like their shares to be voted.

  Advise us, with a view toward revised disclosure, why "it does not matter whether any of the underlying beneficial owners for whom the nominee acts own less than 201 shares" because the reclassification transaction "only affects" record shareholders. For example, specifically address why a beneficial holder will continue to hold common stock in street name even if the record holder holds a total of only 200 shares or less on behalf of all beneficial holders. Please reconcile the disclosure in this section with the potentially conflicting disclosure that appears under the heading "Record and Beneficial Ownership of Common Stock."

  RESPONSE: The disclosure on pages 8 and 34 of the Proxy Statement has been revised in accordance with the Staff's comment.

Our Position as to Fairness of Reclassification Transaction
  Revise to expressly indicate, if true, that the Board is producing its fairness determination on behalf of the issuer. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation 14A apply to the issuer, as distinguished from the Board of Directors, that is engaged in the going private transaction.

  RESPONSE: The disclosure on pages 21 and 25 of the Proxy Statement has been revised in accordance with the Staff's comment.

Selected Historical Financial Information (Unaudited)
  We noticed that financial information from First Pulaski's recently filed annual and quarterly reports has been incorporated by reference in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. The unaudited summary financial information presented as "Selected Historical Financial Information" does not appear to conform to this disclosure standard. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3, or advise.

  RESPONSE: The disclosure on page 53 of the Proxy Statement has been revised in accordance with the Staff's comment. As a bank holding company, the Company has conformed its presentation of "Selected Historical Financial Information" to include line items applicable to the nature of the Company's business. The Company has not disposed of any portion of its business or operations for any of the periods presented. Accordingly, the Company is not presenting income from continuing operations for any of the periods presented.

Form of Proxy Card

  Revise the form of proxy card, as well as the proxy statement, to clearly mark both of the documents as "preliminary." See Rule 14a-6(e)(1).

RESPONSE: The disclosure in the Proxy Statement and the form of proxy card has been revised in accordance with the Staff's comment.

____________________

        The undersigned, on behalf of the Company, and in response to the request contained in the Comment Letter, hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to contact me at (931) 363-2585 or our counsel, D. Scott Holley of the firm Bass, Berry & Sims PLC, at (615) 742-7721 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

                                                                                                     Sincerely,

                                                                                                     /s/Mark A. Hayes
                                                                                                     Mark A. Hayes
                                                                                                     Chief Executive Officer

Enclosures

cc:      Tracy Porterfield, First Pulaski National Corporation
          D. Scott Holley, Bass, Berry & Sims PLC